02017003

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED FEB 22 2002 365

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule l3a-16 of
the Securities Exchange Act of 1934

For the month of February, 2002
Commission File Number 1-8819

BT Group public limited company

BT Centre
81 Newgate Street
London
EC1A 7AJ
England

(Name of registrant and address of principal executive offices)

Enclosures: one company announcement made on February 7, 2002.

- Third Quarter and nine months results to December 31, 2001

This report on Form 6-K is incorporated by reference into Registration Statement No. 333-14214

PROCESSED
MAR 04 2002
THOMSON
FINANCIAL

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group
public limited company

Date: February 7, 2002 By: ______________________

PATRICIA DAY
Authorized Representative

February 7, 2002

THIRD QUARTER AND NINE MONTHS RESULTS TO DECEMBER 31, 2001

BT Group's results, excluding discontinued activities, exceptional items and goodwill amortisation, are summarised in the following table:

THIRD QUARTER AND NINE MONTHS TO DECEMBER 31, 2001

	Third quarter		Nine months	
	2001	*2000*	2001	*2000*
	£m	*£m*	£m	*£m*
BT Group's continuing activities, before goodwill amortisation and exceptional items				
Group turnover	4,657	*4,374*	13,712	*12,632*
EBITDA	1,509	*1,487*	4,317	*4,296*
Total operating profit	689	*792*	1,996	*2,291*
Net interest charge	(318)	*(322)*	(1,116)	*(800)*
Profit before taxation	381	*483*	902	*1,504*
Earnings per share	2.4p	*5.2p*	6.2p	*16.1p*

BT Group plc
Registered Office:
81 Newgate Street London EC1A 7AJ
Registered in England and Wales No. 4190816
www.btplc.com

BT Group's consolidated results for the third quarter and nine months ended December 31, 2001 including those of mmO_2 up to the date of the demerger, November 19, 2001, and other discontinued activities, are summarised in the following table.

THIRD QUARTER AND NINE MONTHS TO DECEMBER 31, 2001

	Third Quarter		Nine months	
	2001	*2000*	2001	*2000*
	£m	*£m*	£m	*£m*
Total, including discontinued activities				
Group turnover	5,066	*5,253*	15,824	*15,005*
Total operating profit, before exceptional items and goodwill amortisation	650	*823*	1,879	*2,657*
Impairment charges and investment write-downs	(55)	*(200)*	(1,429)	*(200)*
Total operating profit	426	*586*	446	*2,106*
Profit on sale of property assets	1,072	*13*	1,084	*13*
Profit (loss) on sale of fixed asset investments and group undertakings	(163)	*500*	4,332	*565*
Profit before taxation	850	*760*	4,006	*1,792*
Earnings per share	8.4p	*7.1p*	43.7p	*14.8p*

Chairman's statement

Sir Christopher Bland, BT Group's Chairman, said:

"We successfully demerged mmO_2 and completed the sale and lease back property transaction in the third quarter. We have reshaped the Board with Ben Verwaayen as the new Chief Executive, three new Executive Directors who head our major lines of business and three Non-Executive Directors, who together bring valuable experience from the financial, business and public sector worlds. This week we have also announced the appointment of Ian Livingston, at present finance director of Dixons, to succeed Philip Hampton as Group Finance Director.

The group's operating results for the quarter were satisfactory with turnover from continuing activities up 6.5 per cent and EBITDA before exceptionals up 1.5 per cent. Capital expenditure has been closely controlled and held at £753 million for the quarter. Net debt reduced further to £13.6 billion."

Chief Executive's statement

Ben Verwaayen, BT Group's chief executive from February 1, 2002, said:

"My primary objectives are to enhance BT customers' satisfaction and to grow BT's business. BT has growth potential in all its lines of business and I am confident we shall deliver in line with that potential. BT's third quarter results provide a solid foundation for the future. Cash flow from operations in the quarter was encouraging and I intend to drive cash flow in future to give us the flexibility with which to finance our growth."

KEY FEATURES

- Demerger of mmO_2 completed successfully on November 19, 2001
- Net debt was £13.6 billion at end of December 2001, a reduction of £2.9 billion in the quarter following the £11.4 billion reduction in the first half of the financial year
- Completion of property divestment, lease back and outsourcing transaction of properties generates £2.4 billion cash
- EBITDA for continuing activities before exceptional items increased by 1.5 per cent to £1,509 million in the quarter
- Turnover from continuing operations increased by 6.5 per cent to £4,657 million for the quarter
- Capital expenditure on property, plant and equipment in continuing operations reduced by 17.4 per cent to £753 million
- EBITDA less capital expenditure on continuing operations increased by £181 million (31 per cent) to £756 million before exceptional items
- £600 million additional pension payments made in the quarter, being £400 million in respect of calendar 2000 early leavers and £200 million deficiency contribution
- Results for the quarter are affected by several exceptional items attributable to the continuing operations including:
  - Net profit before tax of £900 million on property transactions including £857 million on the effective sale and lease back
  - Loss of £165 million on disposal of Clear Communications and other investments
  - Concert redundancy and unwind charges of £58 million
  - Goodwill impairment charge of £58 million on Blu investment

Demerger and transformation

The demerger of mmO_2, the group's former mobile phone business, was successfully completed on November 19, 2001 after being first announced in May 2001. The demerger followed meetings held on October 23, 2001, at which BT shareholders voted in favour of the scheme of arrangement and demerger of mmO_2 to create two new listed companies and the shareholders also voted in favour of the BT Group reduction of capital. The scheme of arrangement and reduction of capital were subsequently approved by the High Court and the demerger became effective on November 19 and the reduction of capital on November 21. Dealings in BT Group and mmO_2 shares commenced on November 19 when the two companies were separated. BT shareholders on record on November 16, received one BT Group plc share and one mmO_2 plc share for each existing BT share held. Based on the first day's dealings on the London Stock Exchange, the BT Group represented approximately 78 per cent of the equity value of the former BT group and mmO_2 represented approximately 22 per cent.

On the demerger, net assets of £19,436 million attributable to mmO_2 were distributed in the form of a demerger distribution. The reduction of capital had the effect of increasing distributable reserves in BT Group plc by £9,537 million. As a consequence, the group balance sheet has changed significantly and this is discussed later in this release.

The demerger was one in the series of transactions completed in the nine months to December 31, 2001 designed to focus and transform the group and reduce its debt. During this period, we raised £5.9 billion through the rights issue which closed in June 2001, sold our Japanese and Spanish investments for £4.9 billion, sold and leased back our properties for £2.4 billion, sold the Yell directories business for approximately £2 billion and completed the sale of other investments for a total of £0.8 billion. We also announced in the period the unwinding of the Concert joint venture and the exit from AT&T Canada, expected to be completed by the end of the current financial year.

LINES OF BUSINESS

The results by line of business in the third quarter and nine months were:

Third quarter ended December 31, 2001(i)	Group turnover £m	EBITDA £m	Group operating profit (loss) before goodwill amortisation and exceptional items £m	Capital expenditure on plant, equipment and property £m
BT Retail	3,031	333	286	46
BT Wholesale	3,073	1,064	590	453
BT Ignite	1,116	46	(80)	149
BTopenworld	59	(23)	(23)	-
Other	103	89	(2)	105
Eliminations (ii)	(2,725)	-	-	-
Total continuing activities	4,657	1,509	771	753
Discontinued activities	566	58	(39)	184
Eliminations and other (ii)	(157)	-	-	-
Total before exceptional items	5,066	1,567	732	937

Nine months ended December 31, 2001(i)	Group turnover £m	EBITDA £m	Group operating profit (loss) before goodwill amortisation and exceptional items £m	Capital expenditure on plant, equipment and property £m
BT Retail	9,063	1,009	871	94
BT Wholesale	9,089	3,015	1,600	1,337
BT Ignite	3,263	116	(245)	395
BTopenworld	162	(86)	(100)	5
Other	290	263	(5)	287
Eliminations (ii)	(8,155)	-	-	-
Total continuing activities	13,712	4,317	2,121	2,118
Discontinued activities	2,836	234	(191)	808
Eliminations and other (ii)	(724)	-	-	-
Total before exceptional items	15,824	4,551	1,930	2,926

(i) See note 2(a) for prior year figures.

(ii) Includes elimination of turnover between businesses which is included in total turnover of the originating business.

BT Retail

	Third quarter ended December 31		9 months ended December 31	
	2001	*2000*	2001	*2000*
	£m	*£m*	£m	*£m*
Group turnover	3,031	*3,092*	9,063	*9,060*
Gross margin	859	*867*	2,572	*2,662*
Sales, general and administration costs	526	*571*	1,563	*1,813*
EBITDA	333	*296*	1,009	*849*
Operating profit*	286	*251*	871	*714*
Capital expenditure	46	*29*	94	*133*
Operating free cash flow	287	*267*	915	*716*

*before exceptional items

Results

BT Retail's results have continued to benefit from its strategic plan focus on defending core revenues, managing gross margins and a series of cost transformation programmes to position BT Retail to grow a series of new wave revenues in the future.

Turnover declined by 2.0 per cent on the corresponding quarter of 2000 and is virtually unchanged for the nine months year on year. Initiatives such as BT Answer 1571 and BT Talk Together packages have contributed to the stemming of the decline in turnover. Following an Oftel determination, private circuits used by UK fixed network operators have become the responsibility of BT Wholesale. This has a revenue impact of £54 million in the quarter and £78 million in the nine months in BT Retail.

Gross margin was maintained in the third quarter at 28.3 per cent with the result for the nine months to December 2001 at 28.4 per cent against 29.4 per cent for the corresponding period of 2000.

Cost transformation remains a core strand to the BT Retail strategy. This has produced a total saving of £45 million in selling, general and administration costs over the third quarter of 2000 and a saving of £250 million (14 per cent) over the nine months to date year on year.

The cost savings described above have contributed towards the EBITDA growth in the third quarter of £37 million (12.5 per cent) over the prior year comparative and £160 million (18.8 per cent) year to date. This has also enabled BT Retail to contribute an operating free cash flow (EBITDA less capital expenditure) of £287 million in the quarter and £915 million in the nine months which is £199 million (27.8 per cent) better than the corresponding period of the prior year.

The number of full time employees in BT Retail at December 31, 2001 at 49,800 was approximately 4 per cent lower compared to December 31, 2000 and 2 per cent lower than at March 31, 2001.

Depreciation costs in the quarter included a one off exceptional impairment charge of £29 million on payphone assets following the announcement of our street payphone rationalisation programme.

BT Retail's turnover is mainly derived from calls, lines, private services and total business solutions to the consumer, SME and major business markets. BT Retail provides an end to end service to 21 million customers over 28.3 million lines in the UK. Turnover for the quarter is summarised as follows:

	Third quarter ended December 31	
	2001	*2000*
BT Retail turnover	£m	*£m*
Fixed network calls	1,182	*1,243*
Exchange lines	917	*855*
Customer premises equipment supply	159	*153*
Private services	142	*155*
Other sales and services	258	*300*
Total external sales, including mmO_2	2,658	*2,706*
Sales to other BT businesses, excluding mmO_2	373	*386*
Total	3,031	*3,092*

Turnover from fixed network calls declined by 4.9 per cent to £1,182 million compared to the corresponding quarter of 2000. Fixed network calls comprise all calls made by customers on the BT fixed line network in the UK, including outbound international calls, calls to mobile phones and calls to the internet. On a 12-month moving average basis, call volumes declined by 1 per cent. Set out below is a table showing the growth or decline in call volumes for the main sectors in recent quarters. Internet related and other non geographic growth has slowed dramatically as BT Retail products (local non geographic and Surftime) compete with 0800 and FRIACO based internet products. The decline in growth on fixed to mobile is primarily due to the slowing growth in handsets and also the advent of BT Talk Together (encouraging customers to call fixed lines rather than mobiles).

Fixed network calls volume growth
12 months moving average volume annual growth (decline)

	Dec 01	Sep 01	Jun 01	Mar 01	Dec 00
	%	%	%	%	%
Non-geographic calls:					
Internet related and other	(1)	7	21	38	57
Fixed to mobile	14	19	24	30	36
Geographic calls:					
Local	(8)	(9)	(11)	(12)	(12)
National	(6)	(6)	(7)	(7)	(8)
International	(2)	(1)	(2)	(3)	(5)
Overall	(1)	0	1	2	4

Overall, turnover from exchange lines grew by 7.3 per cent in the quarter to £917 million. The increased turnover was the combined result of re-balancing access line prices and growth in both the residential and business sector.

The number of business lines grew by 2.6 per cent over the year to December 2001, with ISDN services being the main driver behind this growth. Despite competition from other fixed line providers, the number of residential lines increased marginally (by 0.6 per cent) due to a combination of the success of the BT Together packages and customers returning to BT. Residential primary lines increased by 63,000 lines over the quarter compared to a decline of 83,000 lines in the corresponding three months in 2000 with much of this attributed to the success of our overall approach in attracting and retaining customers. Overall BT Retail's total fixed network lines grew by 1 per cent to 28.3 million over the year to December 31, 2001.

The combination of the above actions across calls and lines has slowed the estimated loss of market share. In the last fifteen months internal estimates show that BT Retail's share of residential fixed market voice calls has been confined to a loss of approximately 1 per cent.

BT Retail continued to maintain market share within residential voice, as it has done since June 2001, with share internally estimated at 73 per cent (stable now for five consecutive quarters). In the business voice market, internal estimates put BT Retail at 47 per cent share and, within the Dial IP market, BT Retail is gaining market share in both business and residential sectors, with a total share of 70 per cent.

Operations

BT Retail's operational performance trends, driven by a clear objective to significantly outperform competitors in customer satisfaction, continued in the third quarter. Each of the customer facing lines of business exceeded competition benchmarks, but further progress needs to be made in the next 12 months. A significant contributor to date has been the reduction of 20 per cent in the level of rework as a result of our focus on quality. This enables us to respond to customers needs in a timely fashion and has resulted in a significant improvement in the year on year customer satisfaction. It has also had the effect of improving the cost savings seen within the BT Retail managed cost base.

The continuing success of BT Answer 1571 (there are now over 5.4 million consumer messaging customers – an increase of over 1.7 million since the end of September 2001) and the introduction of new BT Together packages (with the launch of UK calls and on-line versions) has had a strong influence in stabilising turnover. The BT Commitment calls package for small businesses has been well received where approximately one third of the eligible customers have committed to one or two year term contracts.

BT Retail's intention to grow new wave revenues in the next three years has been an operational focus during the third quarter. In consumer markets the Digital TV partnerships with BSkyB and ITV Digital have seen continued success, having generated over 270,000 referrals. Several contracts have been signed in the quarter including the joint initiative to roll-out around 28,000 e-Payphones over the next five years with Marconi and the formation of a partnership with Siebel to provide customer relationship management services to our major business clients. BT Retail's SME business unit has built on its position as ISP market leader, with strong sales now driving a 23 per cent market share and in Broadband, a doubling of the weekly sales volumes since the second quarter has increased market share for ADSL by 8 percentage points to 68 per cent.

In conjunction with Siebel, BT Retail offers the revolutionary Contact Central, a multimedia contact centre in a box, which blends voice, mobile, text chat, web and fax to an integrated application at the agent desktop. Additionally the Avaya Unified Messenger for Microsoft Exchange software enables individuals to manage voicemail, e-mail and fax communications via Outlook and access e-mails via mobile phones.

The quarter also saw the launch of the BT Retail Business Brand advertising campaign 'Connections that Get Results' across the UK. This is designed to build Digital Office packages into a major component of BT Retail new wave revenues.

The success of BT.com also continued apace during the third quarter with over 6.2 million site page impressions and 1 million homepage impressions as well as approximately 80,000 requests to 'view my bill'.

BT Wholesale

	Third quarter ended December 31		9 months ended December 31	
	2001 £m	*2000 £m*	2001 £m	*2000 £m*
Group turnover	3,073	*2,976*	9,089	*8,616*
EBITDA	1,064	*1,110*	3,015	*3,152*
Operating profit	590	*676*	1,600	*1,866*
Capital expenditure	453	*543*	1,337	*1,556*
Operating free cash flow	611	*567*	1,678	*1,596*

Results

68 per cent of BT Wholesale's turnover is internal to the BT Group in providing UK network services mainly to BT Retail. Its external turnover, which totalled £987 million in the third quarter, is derived from providing wholesale products and solutions to other operators, including Concert and, following the demerger in November, mmO_2, interconnecting with BT's UK fixed network.

Turnover generated in the quarter totalled £3,073 million with growth lower than that seen in the first half of this financial year but 3 per cent up on the corresponding quarter of 2000. Volumes were 9 per cent higher than the same period last year.

Total external turnover grew by 13 per cent in the quarter to £987 million; excluding sales to Concert, external turnover grew by 23 per cent. The impact of price reductions – due to flat rate price packages and Oftel determinations – coupled with the generally unfavourable market conditions have again impacted on turnover. Revenues from partial private circuits which began in August 2001, totalled £44 million in the quarter. Interconnect circuits were £39 million higher than in the corresponding quarter of 2000. Turnover from low margin transit services, at £358 million, was 24 per cent higher than the third quarter of last year.

Internal turnover decreased by 1 per cent to £2,086 million compared with the third quarter of last year. An estimated £28 million price reduction on services provided to BT Retail accounted for the majority of the decrease.

BT Wholesale's operating costs rose by 10 per cent to £2,545 million compared with the third quarter of last year. 33 per cent of these costs are payments to other BT lines of business which amounted to £847 million in the quarter, representing an increase of 10 per cent, the majority of which was volume related. Payments to BT Retail for field engineering services and for the cost of sales of BT Retail's products mainly sold on to other network operators totalled £478 million; payments to BT Affinitis, mainly for building, transport and computing services totalled £246 million. Payments to mmO_2, which are largely for interconnect of calls to its customers' mobile phones, have been re-classified as payments to network operators following the demerger.

The principal reasons for the remaining increase in operating costs in the quarter were:

- higher payments to other operators for interconnect – external payments increased by 9 per cent to £947 million largely due to increases in the volume and proportion of traffic with mobile operators; and

- depreciation costs which rose by 9 per cent to £474 million.

A cumulative saving of £51 million has been achieved against the £80 million full-year cost reduction target for BT Wholesale. Productivity initiatives have delivered £41 million to date and the balance of the saving has been achieved through process improvements.

EBITDA at £1,064 million was £46 million down on the third quarter of last year, but £73 million up on the second quarter of the current financial year. Operating profit at £590 million was £86 million lower than the same period last year but £67 million higher than the second quarter of this year. EBITDA margin was also higher than in previous quarters of this year at 35 per cent. However, year on year performance was again affected by the internal sales price reduction with BT Retail which accounted for just less than half of the 2 percentage point year on year decline in the margins. The continued buoyancy in low profit margin turnover from transit traffic has also diluted profit margins.

Capital expenditure on plant and equipment at £453 million in the third quarter was consistent with the first half of the current financial year and 17 per cent lower than in the corresponding quarter of last year, reflecting continuing tight control. BT Wholesale maintained its strong cash generation capability with an operating free cash flow (EBITDA less capital expenditure) of £611 million. This was £59 million higher than that achieved in the second quarter of this year and resulted in a growth of 8 per cent on last year's third quarter.

Digital Subscriber Line (DSL)

BT Wholesale sells DSL based broadband solutions to other UK network operators, service providers and corporate customers. BT Wholesale has signed up 198 wholesale customers and, at the end of December, had connected 127,000 ADSL subscribers across this customer base. Whilst demand for broadband DSL has increased over the last few months, as a result of several pricing and promotion initiatives, BT Wholesale is still able to process many more orders than it is receiving.

Following a successful trial, BT Wholesale launched BT IPStream Home and BT IPStream Office on January 15, 2002. These products have the industry standard G.DMT interface allowing customers to select their own modem. Customers are also able to install the products themselves rather than require an engineer to do this for them. The cost reductions that these new product variants bring have allowed further price reductions to be introduced and will be instrumental in helping to drive broadband demand over the coming months.

BT Wholesale has launched a new marketing initiative designed to encourage and help more service providers to market their ADSL services actively.

BT Wholesale's recent service improvement initiatives continued with the launch of a service level guarantee scheme at the end of December. We believe that this is the first unilateral scheme to be introduced for broadband services. The service level guarantee scheme also covers BT IPStream Home and Office, consistent with our policy of delivering greater volumes whilst maintaining quality of service.

In terms of availability, BT Wholesale has upgraded 1,010 exchanges for ADSL services. These exchanges serve 60 per cent of UK households (some 13 million homes) and 70 per cent of current internet users in the UK.

Local Loop Unbundling (LLU)

A total of 16 exchange rooms have now been ordered and built for those operators requiring Local Loop Unbundling (LLU) services. This total is in addition to 58 sites where external cable access to the exchange has been provided for other operators. We are planning to extend these facilities in up to a further one hundred sites. Operators have indicated their intent to place several hundred orders with us for co-location facilities during 2002. Operators can now order LLU facilities in any exchange across the UK, with rooms being delivered in a few months and lines within a few days of room completion.

Over the quarter, the telecoms industry in the UK has acknowledged the progress in the country towards LLU being one of several options open to operators for the supply of broadband.

Carrier Pre-Selection (CPS)

BT Wholesale launched the second phase of Carrier Pre-Selection (CPS) in December. This follows a successful trial and additional pilot with three network operators and over 1,290 customers. This service enables customers to opt for all their calls to be routed via another operator.

Introduction of the CPS service demonstrates that BT has met the timescales agreed with Oftel, and has fully complied with the EU Interconnection Directive. It also demonstrates the highly effective and collaborative working between BT, Oftel and the UK telecoms industry since the launch of phase one in December 2000. The launch of CPS phase two affirms that the UK already has one of the most competitive telecoms markets in the world.

BT Ignite

	Third quarter ended December 31		9 months ended December 31	
	2001	*2000*	2001	*2000*
	£m	*£m*	£m	*£m*
Group turnover	1,116	*839*	3,263	*2,411*
EBITDA	46	*27*	116	*10*
Group operating loss*	(80)	*(81)*	(245)	*(232)*
Share of losses of associates and joint ventures*	(5)	*(26)*	(32)	*(95)*
Capital expenditure	149	*227*	395	*541*
Operating free cash flow	(103)	*(200)*	(279)	*(531)*

*before goodwill amortisation

Results

BT Ignite's group turnover was £1,116 million for the third quarter, growing by 33 per cent year on year. Excluding the effect of acquisitions, the growth in turnover was 20 per cent. In the nine months, BT Ignite's group turnover was £3,263 million, an increase of 21 per cent on the corresponding period of last year, excluding the effect of acquisitions. This underlying increase was mainly driven by the growth of Ignite Solutions and UK IP revenues.

Ignite Solutions continued to perform well, with turnover growing by 20 per cent to £457 million in the quarter. Against a backdrop of difficult market conditions, Syntegra, BT Ignite's systems integration business grew turnover by 6 per cent to £146 million in the quarter. Syntegra's turnover for the nine months of £434 million grew by 12 per cent.

Turnover from European connectivity grew by £117 million to £252 million in the quarter. This growth was mainly due to the acquisition of BT Ignite's wholly-owned subsidiary in Germany in February 2001. Turnover from UK IP and other operations increased by 52 per cent to £286 million in the quarter, most of this increase being driven by growth in UK IP products, in particular dial IP and VPN (virtual private network) products.

BT Ignite has continued to grow EBITDA from last year's levels with EBITDA improving by £19 million to £46 million for the quarter and by £106 million to £116 million for the nine months.

Ignite Solutions' EBITDA increased in the quarter by 14 per cent to £40 million. Syntegra's EBITDA of £10 million for the quarter was up by £7 million compared to the second quarter this year, although down by £5 million on the corresponding quarter of 2000.

Ignite media distribution's EBITDA for the third quarter decreased by £16 million to £11 million compared to last year due to the change in status of satellite consortia. As indicated in the half year results announcement, following the recent incorporation of the satellite consortia, BT no longer funds the consortia or receives a share of their income. There was thus no satellite consortia income in the quarter compared with £17 million in the corresponding period last year.

EBITDA from BT Ignite's UK IP and other operations was £39 million in the third quarter, an improvement of £55 million over the corresponding quarter of 2000 and this compared with an EBITDA of £27 million in the second quarter of 2001. EBITDA losses from European connectivity were £41 million in the third quarter, a deterioration of £17 million on the corresponding period last year.

BT Ignite's total operating loss before goodwill amortisation and exceptional items decreased by £1 million to £80 million in the third quarter and increased by £13 million to £245 million in the nine months. The increase in the nine months was due to the inclusion of the results of BT Ignite's wholly-owned subsidiary in Germany. These losses were mainly incurred by the European connectivity operations.

During the quarter, BT Ignite completed the sale of Clear Communications, its wholly-owned subsidiary in New Zealand, to TelstraSaturn, an associate company of Telstra Corporation for £119 million. This is in line with BT's strategy of refocusing its business on key markets.

BT Ignite's capital expenditure for the third quarter was £149 million, a reduction of £78 million over last year. For the nine months, capital expenditure of £395 million is £146 million lower than last year and is in line with BT's focus on cash control.

Operations

Among the more significant product launches during the third quarter was a fully managed secure pan-European IP VPN (IP Virtual Private Network) solution based on "Ipsec" technology, initially covering the UK, Germany, Spain, Ireland, Belgium and the Netherlands. This solution targets companies wanting a secure link between branch offices in different countries and with central sites for applications such as email, intranets and extranets.

BT Ignite Content Hosting became the first European partner to deliver Oracle's e-business suite online strategy. As part of this strategy, the world's leading broadcast suite of e-business applications is now available online to businesses across Europe from BT Ignite's network of data centres.

Ignite Solutions' order book remains strong with around 60 per cent of the next financial year's expected revenue committed under contract. Recent wins include a WAN (wide area network) solution for Lloyds TSB, the provision of a fully managed global network infrastructure to the international law firm, Norton Rose, and a contract with the foreign exchange specialist, Travelex, to roll out 1,000 remote-site ATMs (Automated Teller Machines) across the UK.

Across Europe new contracts included a secure global WAN contract with AstraZeneca. In the Netherlands, BT Ignite has implemented a national network covering 15 Dutch cities for GigaPort, a government backed project and has commenced the second phased roll-out to a further eight cities. In Finland, BT Ignite signed an agreement with leading international food company, Danisco, to deliver international LAN (local area network) connections for units operating in 32 countries.

Contract wins in the UK ISP market include an agreement with Netscalibur for the provision of 1,500 dial ports, doubling current business with that customer, and a Framestream contract with Vanco (a global virtual network operator).

BTopenworld

	Third quarter ended December 31		9 months ended December 31	
	2001	*2000*	2001	*2000*
	£m	*£m*	£m	*£m*
Group turnover	59	*38*	162	*97*
EBITDA	(23)	*(50)*	(86)	*(129)*
Group operating loss*	(23)	*(57)*	(100)	*(142)*
Share of losses of associates and joint ventures*	(1)	*(8)*	(7)	*(53)*
Capital expenditure	-	-	5	*30*
Operating free cash flow	(23)	*(50)*	(91)	*(159)*

*before goodwill amortisation

Results

BTopenworld's turnover is derived principally from its UK broadband and narrowband internet access services. Turnover for the third quarter was £59 million, an increase of 4 per cent on the second quarter and an increase of 55 per cent on the same period last year. Turnover for the nine months was 67 per cent up on the same period last year. The year on year turnover growth is due to the new Broadband product range as well as growth in the core Narrowband product range. Narrowband turnover totalled £31 million for the quarter and that from Broadband totalled £12 million.

The total number of UK internet service provider customers of BTopenworld (excluding those served via Virtual ISPs) at December 31, 2001 was approximately 1.6 million representing annual growth of 58 per cent. With over 900,000 customers on unmetered packages at December 31, 2001, we believe BTopenworld is the leading unmetered internet access provider in the UK.

EBITDA loss for the third quarter was £23 million, an 8 per cent improvement on the second quarter and a 54 per cent improvement on the same period last year. EBITDA for the nine months was 33 per cent better than the same period last year. These improvements reflect the combined effects of continued improvement in business performance across the product range, an expanding customer base and the effectiveness of various cost saving initiatives.

The operating loss for the third quarter was also £23 million, a 36 per cent improvement on the second quarter and a 60 per cent improvement on the same period last year. The operating loss for the nine months was 30 per cent less than the same period last year.

BTopenworld's share of associates' losses in the quarter was £1 million which compares favourably with the same quarter last year (£8 million). This is due to BTopenworld's exit this financial year from certain loss making ventures as well as a focus on loss reduction in the remaining associates.

Capital expenditure continues to be low due to increased focus on cost control and redeployment of existing assets.

BTopenworld is continuing to review its products and services with a view to driving the business to profitability whilst continuing on a rapid growth track. The line of business is continuing to launch innovative new products, such as on-line games, whilst withdrawing old products where they are not expected to become profitable. Subscriber and revenue growth continue to result in economies of scale and overheads continue to be reduced.

BTopenworld has improved its customer service during the quarter with the consequent benefits to customers and the line of business.

GROUP RESULTS

BT's earnings per share for the third quarter to December 31, 2001 were 8.4 pence per share. These earnings benefited from exceptional items less goodwill amortisation relevant to continuing activities of 7.2 pence per share, principally from the profit on the effective sale and lease back of properties as part of the property outsourcing transaction. Reported earnings per share for the quarter were reduced by a loss of 1.2 pence per share from discontinued operations, namely mmO_2's results in the period to its demerger on November 19, 2001.

BT's earnings per share from continuing operations before exceptional items and goodwill amortisation for the quarter were 2.4 pence per share. This compares with earnings of 5.2 pence per share on a comparable basis in the corresponding quarter of 2000. The lower earnings were mainly due to lower margins being achieved by BT Wholesale, increased Concert losses and a higher tax charge, offset by improved results in BT Retail and BTopenworld. The reasons for the higher tax charge are discussed below.

BT's EBITDA from continuing operations in the third quarter before exceptional items at £1,509 million was £22 million higher than the prior year. Group operating profit from continuing operations before goodwill amortisation, exceptional items and taxation for the third quarter was £50 million lower than the prior year, due to higher depreciation charges.

The number of people employed by BT at December 31, 2001 was 113,700. We are well on track to achieve the productivity improvements and cost savings target for the current financial year which we announced in May.

BT's share of its continuing ventures' operating losses for the quarter was £82 million before goodwill amortisation and exceptional items. BT Group continues to hold a 26 per cent interest in Cegetel which contributed £13 million to total operating profit before goodwill amortisation. The results include BT's 50 per cent share of Concert's operating losses.

Concert

Concert's loss attributable to BT in the quarter was £78 million before exceptional items made up of £28 million continuing losses and a £50 million one-off item relating to trading between the global venture and its parents. This compares to a profit of £2 million in the prior year and to a loss of £40 million in the September 2001 quarter. BT's share of Concert's results include an exceptional charge of £55 million for redundancies in anticipation of the unwind.

On October 16, 2001, BT and AT&T announced the unwind of Concert. Its businesses, customer accounts and networks will be returning to the two parent companies with BT and AT&T each taking ownership of substantially those parts of Concert originally contributed by them. The working capital and other liabilities of Concert will be divided equally between BT and AT&T with the exception that BT will receive an additional $400 million (£275 million) reflecting the allocation of the businesses. Since the unwind announcement, there have been several significant customer wins by Concert on behalf of BT. The regulatory and competition authority clearance process is proceeding to plan.

BT and AT&T will also, at completion, terminate their Canadian joint venture agreement under which BT was committed to participate in AT&T's future obligation to acquire all of the publicly traded shares of AT&T Canada. AT&T will take full ownership of BT's interest in the Canadian joint venture and in AT&T Canada, and will assume full responsibility for all future obligations of the joint venture. BT will cease to have any interest in AT&T Canada, and will be released from its future expenditure commitment associated with AT&T Canada.

As a result, BT wrote down in the second quarter the carrying value of its investments in both Concert and AT&T Canada.

Some 2,000 people are expected to join BT after the unwind of Concert but it is also expected that the unwind will result in up to 2,300 job losses in the joint venture. Consequently, the results for the third quarter include BT's £55 million share of redundancy costs in the quarter and BT expects to recognise further exceptional restructuring charges of around £150 million for its share of redundancy and other unwind costs and additional transition costs. These further costs are expected to be incurred principally in the final quarter of BT's current financial year or in the next financial year.

We are targeting to close by the end of the current financial year.

Impairment of other investments

The Board will continue to review the value of BT's investments in the light of changing market conditions and the assimilation of BT's share of the Concert activities into the BT Group.

Interest

Net interest, including BT's share of its ventures' interest charge but excluding that attributable to discontinued operations and exceptional items, was £318 million in the third quarter. This is a reduction of £4 million on the corresponding quarter in 2000 and a reduction of £34 million on the second quarter of this current financial year. This reflects the significant reduction in net debt in the first half of the year, following the increase in debt in the 2001 financial year. Interest was covered 2.2 times by total operating profit from continuing activities for the quarter before goodwill amortisation and exceptional items.

Taxation

The tax charge of £129 million for the quarter mainly comprises £172 million on the profit before taxation before the exceptional items, offset by tax relief on some of the exceptional charges. The tax charge on profit from continuing activities before exceptional items and goodwill amortisation is at an effective tax rate of 45 per cent. The tax charge is substantially in excess of the standard UK tax rate of 30 per cent mainly due to the impact of loss making subsidiaries outside the UK for which tax relief is not immediately available.

Earnings per share

BT Group's earnings per share from continuing operations for the quarter ended December 31, 2001 were 9.6 pence based on a profit before taxation of £946 million. This profit included the following exceptional items:

Exceptional items for periods to December 31, 2001 attributable to continuing operations	Third quarter £m	9 months £m
Impairment of Concert and AT&T Canada investments	-	(1,153)
Impairment of other investments, net	(26)	(247)
Impairment of payphone assets	(29)	(29)
Concert redundancy and other unwind costs	(58)	(58)
Costs related to mmO_2 demerger	(16)	(98)
Total impairment and other exceptional charges	(129)	(1,585)
Profit on property transactions	900	900
Loss on disposal of investments and group undertakings	(165)	(36)
Net exceptional credits (charges)	606	(721)

Earnings per share from continuing operations before these exceptional items and goodwill amortisation were 2.4 pence compared with 5.2 pence in the third quarter of the last financial year.

Property transactions

In December 2001, BT completed the effective sale of the vast majority of its properties to Telereal, a joint venture partnership formed by Land Securities Trillium and The William Pears Group. Around 6,700 properties were transferred totalling some 5.5 million square metres. The consideration received amounted to £2,380 million which is being applied to reduce the group's debt. BT has leased the properties back on 30-year terms at a total annual rental commencing at £190 million and subject to a 3 per cent annual increase. In addition, BT has transferred the economic risk on a large portion of its leased properties to Telereal in return for an annual rental commencing at approximately £90 million per annum. This is broadly equivalent to the current level of rentals. In February 2002, BT outsourced its property management unit to Telereal.

BT's divestment of its property estate will provide a flexible approach to BT's office arrangements and building requirements. BT expects to reduce its property needs over time and the transaction allows BT to vacate properties covering approximately 35 per cent of the estate by rental value during the 30-year period without penalty.

The profit on the sale of the properties amounts to £1,019 million and has been determined after allowing £129 million for BT's actual or potential future obligations under the terms of the legal agreement with Telereal and for the cost of advisors fees. The obligations include expenditure of £34 million to be incurred on completing nearly finished new properties and remedial work to be undertaken on several properties.

Part of the proceeds of sale has been used in novating fixed interest rate obligations to support Telereal's financing. An exceptional cost of £162 million has been incurred in unwinding this position and is included in the interest charge for the period.

In summary, the property transaction has benefited the quarter's results by £857 million computed as follows:

Profit on sale and lease back of properties	
	£m
Sales proceeds	2,380
Net book value of assets disposed	(1,232)
Estimated cost of BT's future obligations	(129)
Net cost of sales	(1,361)
Profit on properties sold	1,019
Interest rate swap novation costs	(162)
Net profit on sale and lease back of properties	857

The rentals payable under the effective sale and lease back transaction will have an adverse impact on EBITDA in future quarters, initially around £45 million per quarter. This will be more than wholly offset by reduced depreciation and interest charges.

During the third quarter in advance of the property transaction being completed with Telereal, BT also completed the sale of one of its major properties in London at a profit of £43 million.

Blu

During December 2001, Mediaset exercised a put option in respect of its 9 per cent interest in Blu, an Italian mobile phone operator. BT is reviewing the future of Blu with its other partners in light of the intensely competitive mobile market in Italy and, in advance of the way forward being settled, has taken an impairment charge of £58 million on the goodwill arising on this additional interest.

Sale of investments and businesses

On December 12, 2001, BT completed the sale of its wholly owned subsidiary company, Clear Communications Limited, which operates a communications network in New Zealand, for a consideration of £119 million. A loss of £126 million has been recognised on this sale of which £45 million relates to goodwill taken directly to reserves before April 1998.

On November 15, 2001, BT completed the sale of its 33 per cent interest in Maxis Communications of Malaysia for £350 million, which broadly equated with its carrying value.

Cash flow and net debt

Cash inflow from operating activities amounted to £1,074 million in the quarter ended December 31, 2001, 14.5 per cent higher than the corresponding period of 2000, bringing the total for the nine months to £3,761 million. In the quarter, BT made special and deficiency contributions to the BT Pension Scheme totalling £600 million in respect of redundancies which occurred in 2000 and the funding deficit at December 1999 under the rules of the scheme. These payments have been charged against the pensions provision in the balance sheet and have not directly affected the profit and loss account.

Capital expenditure payments totalled £948 million in the third quarter, giving the total for the nine months of £3,188 million.

Net debt at December 31, 2001 was £13.6 billion, compared with £16.5 billion at September 30, 2001 and £27.9 billion at March 31, 2001. The reduction in net debt in the third quarter was a further £2.9 billion after the £11.4 billion reduction in the first half year chiefly realised through the rights issue, and the sale of our Japanese investments and our directories business, Yell. The third quarter reduction was mainly achieved through the sale and lease back of our properties and the mmO_2 demerger which relieved the BT Group of approximately £500 million of net debt. We anticipate that net debt will be maintained below £15 billion at March 31, 2002.

The cash receipts are being applied in repaying short-term borrowings under our commercial paper and medium-term note programmes as they mature.

Balance sheet

The group balance sheet has undergone a major transformation since March 31, 2001 as a result of the mmO_2 demerger and other significant transactions completed in the nine months. To help the reader in understanding the changes, we have presented a pro forma balance sheet in this release to illustrate the impact of the demerger and principal sales of investments and businesses as if they had occurred on March 31, 2001.

The net assets attributable to mmO_2 at the date of demerger totalled £19,436 million, including £16,191 million of goodwill, mobile licences and other intangible assets, and £4,215 million of tangible fixed assets. These net assets were distributed by way of a demerger distribution which is the main cause of the reduction in group shareholder funds from £12,054 million at March 31, 2001 to £2,447 million at December 31, 2001. The reduction has been mitigated by the impact of the June 2001 rights issue which increased shareholders' funds by £5,876 million and the retained profit for the nine months of £3,591 million which largely arises from the profit on the sales of investments, property and businesses completed during the nine months.

The group's gross borrowings at December 31, 2001 totalled £19,861 million and after deducting short-term investments and cash amounting to £6,225 million, BT's net debt was £13,636 million at that date. The short-term investments and cash balance will fall significantly during the first four months of calendar 2002 as debt matures and seasonal cash outflows occur. BT's fixed assets totalled £19,845 million of which £16,173 million were tangible assets, principally forming the UK fixed network.

Pensions and early leaver payments

BT employees agreeing to leave during the nine months caused approximately £110 million of incremental liabilities in the BT Pension Scheme of which £13 million arose in the third quarter. These costs are not charged in the group profit and loss account in the period, in accordance with UK Accounting Standards, because we had overall an adequate accounting surplus to absorb these costs. We anticipate that this surplus will be fully utilised during the fourth quarter of the current financial year. At that time we will recommence charging the cost of the incremental liabilities of leavers against group profit.

The fourth quarter and preliminary results of BT Group are expected to be announced on May 16, 2002.

GROUP PROFIT AND LOSS ACCOUNT
for the three months ended December 31, 2001

(unaudited)	Notes	Continuing activities: Before goodwill amortisation and exceptional items £m	Continuing activities: Goodwill amortisation and exceptional items (note 9) £m	Discontinued activities and eliminations (note 1(c)) £m	Total £m
Total turnover		5,383	-	433	5,816
Group's share of associates and joint ventures turnover		(929)	-	(24)	(953)
Trading between group and principal joint venture		203	-	-	203
Group turnover	2	4,657	-	409	5,066
Other operating income	3	91	-	-	91
Operating costs		(3,977)	(78)	(502)	(4,557)
Group operating profit (loss)	2	771	(78)	(93)	600
Group's share of operating losses of associates and joint ventures	4	(82)	(92)	-	(174)
Total operating profit (loss)		689	(170)	(93)	426
Profit (loss) on sale of fixed asset investments and group undertakings	5	-	(165)	2	(163)
Profit on sale of property fixed assets	7	10	1,062	-	1,072
Net interest payable	8	(318)	(162)	(5)	(485)
Profit (loss) before taxation		381	565	(96)	850
Taxation		(172)	48	(5)	(129)
Profit (loss) after taxation		209	613	(101)	721
Minority interests		-	-	-	-
Profit (loss) attributable to shareholders		209	613	(101)	721
Earnings (loss) per share	10				
- basic		2.4p	7.2p	(1.2)p	8.4p
- diluted		2.4p	7.1p	(1.2)p	8.3p

GROUP PROFIT AND LOSS ACCOUNT
for the three months ended December 31, 2000

(unaudited)	Notes	Continuing activities: Before goodwill amortisation and exceptional items £m	Continuing activities: Goodwill amortisation and exceptional items (note 9) £m	Discontinued activities and eliminations (note 1(c)) £m	Total £m
Total turnover		5,320	-	2,205	7,525
Group's share of associates and joint ventures turnover		(1,116)	-	(1,326)	(2,442)
Trading between group and principal joint venture		170	-	-	170
Group turnover	2	4,374	-	879	5,253
Other operating income	3	88	-	-	88
Operating costs		(3,641)	228	(1,005)	(4,418)
Group operating profit (loss)	2	821	228	(126)	923
Group's share of operating profits (losses) of associates and joint ventures	4	(29)	(321)	13	(337)
Total operating profit (loss)		792	(93)	(113)	586
Profit on sale of fixed asset investments and group undertakings	5	-	500	-	500
Profit on sale of property fixed assets	7	13	-	-	13
Net interest payable	8	(322)	25	(42)	(339)
Profit (loss) before taxation		483	432	(155)	760
Taxation		(97)	(50)	(55)	(202)
Profit (loss) after taxation		386	382	(210)	558
Minority interests		(4)	-	(37)	(41)
Profit (loss) attributable to shareholders		382	382	(247)	517
Earnings (loss) per share	10				
- basic		5.2p	5.2p	(3.3)p	7.1p
- diluted		5.2p	5.2p	(3.3)p	7.0p

GROUP PROFIT AND LOSS ACCOUNT
for the nine months ended December 31, 2001

(unaudited)	Notes	Continuing activities: Before goodwill amortisation and exceptional items £m	Continuing activities: Goodwill amortisation and exceptional items (note 9) £m	Discontinued activities and eliminations (note 1(c)) £m	Total £m
Total turnover		16,304	-	2,827	19,131
Group's share of associates and joint ventures turnover		(3,117)	-	(715)	(3,832)
Trading between group and principal joint venture		525	-	-	525
Group turnover	2	13,712	-	2,112	15,824
Other operating income	3	258	-	1	259
Operating costs		(11,849)	(244)	(2,546)	(14,639)
Group operating profit (loss)	2	2,121	(244)	(433)	1,444
Group's share of operating profits (losses) of associates and joint ventures	4	(125)	(935)	62	(998)
Total operating profit (loss)		1,996	(1,179)	(371)	446
Profit on sale of fixed asset investments and group undertakings	5	-	(36)	4,368	4,332
Amounts written off investments	6	-	(535)	-	(535)
Profit on sale of property fixed assets	7	22	1,062	-	1,084
Net interest payable	8	(1,116)	(162)	(43)	(1,321)
Profit (loss) before taxation		902	(850)	3,954	4,006
Taxation		(393)	50	(58)	(401)
Profit (loss) after taxation		509	(800)	3,896	3,605
Minority interests		(1)	-	(13)	(14)
Profit (loss) attributable to shareholders		508	(800)	3,883	3,591
Earnings (loss) per share	10				
- basic		6.2p	(9.7)p	47.2p	43.7p
- diluted		6.1p	(9.7)p	46.8p	43.2p

GROUP PROFIT AND LOSS ACCOUNT
for the nine months ended December 31, 2000

		Continuing activities			
(unaudited)	Notes	Before goodwill amortisation and exceptional items £m	Goodwill amortisation and exceptional items (note 9) £m	Discontinued activities and eliminations (note 1(c)) £m	Total £m
Total turnover		15,631	-	6,288	21,919
Group's share of associates and joint ventures turnover		(3,510)	-	(3,915)	(7,425)
Trading between group and principal joint venture		511	-	-	511
Group turnover	2	12,632	-	2,373	15,005
Other operating income	3	238	-	3	241
Operating costs		(10,501)	134	(2,448)	(12,815)
Group operating profit (loss)	2	2,369	134	(72)	2,431
Group's share of operating profits (losses) of associates and joint ventures	4	(78)	(358)	111	(325)
Total operating profit (loss)		2,291	(224)	39	2,106
Profit on sale of fixed asset investments and group undertakings	5	-	564	1	565
Profit on sale of property fixed assets	7	13	-	-	13
Net interest payable	8	(800)	25	(117)	(892)
Profit (loss) before taxation		1,504	365	(77)	1,792
Taxation		(332)	(47)	(222)	(601)
Profit (loss) after taxation		1,172	318	(299)	1,191
Minority interests		1	(21)	(92)	(112)
Profit (loss) attributable to shareholders		1,173	297	(391)	1,079
Earnings (loss) per share	10				
- basic		16.1p	4.1p	(5.4)p	14.8p
- diluted		15.9p	4.1p	(5.4)p	14.6p

GROUP CASH FLOW STATEMENT
for the three months and nine months ended December 31, 2001

(unaudited)	Third quarter 3 months ended December 31 2001 £m	2000 £m	9 months ended December 31 2001 £m	2000 £m
Net cash inflow from operating activities* (note 11)	1,074	938	3,761	3,701
Dividends from associates and joint ventures	1	4	2	9
Net cash outflow for returns on investments and servicing of finance	(649)	(205)	(1,328)	(615)
Taxation paid	(45)	(106)	(283)	(246)
Purchase of intangible fixed assets	-	-	-	(4,196)
Purchase of tangible fixed assets	(948)	(1,264)	(3,188)	(3,328)
Net sale of fixed asset investments	-	61	70	39
Sale of tangible fixed assets	2,488	38	2,626	75
Net cash inflow (outflow) for capital expenditure and financial investment	1,540	(1,165)	(492)	(7,410)
Acquisitions	(47)	(313)	(1,021)	(5,612)
Disposals	470	498	6,863	590
Net cash inflow (outflow) for acquisitions and disposals	423	185	5,842	(5,022)
Equity dividends paid	-	-	-	(863)
Cash inflow (outflow) before use of liquid resources and financing	2,344	(349)	7,502	(10,446)
Management of liquid resources	708	(4,964)	(3,251)	(4,969)
Issue of ordinary share capital (note 15)	58	8	6,041	146
Issue of shares to minorities	-	17	-	36
Inflow on demerger of mmO_2 (note 13)	440	-	440	-
New loans	4	6,895	6	8,522
Repayment of loans	(199)	(8)	(988)	(223)
Net movement on short-term borrowings	(3,236)	(1,517)	(9,533)	7,190
Net cash inflow (outflow) from financing	(2,933)	5,395	(4,034)	15,671
Increase in cash	119	82	217	256
Decrease (increase) in net debt (note 13)	2,842	(324)	13,983	(10,264)
*Net of deficiency and special pension contributions	600	200	600	200

GROUP BALANCE SHEET
at December 31, 2001

	December 31 2001 (unaudited)	March 31 2001 Pro forma (unaudited) (note 1(d))	March 31 2001 (note 1)	December 31 2000 (unaudited) (note 1)
	£m	*£m*	*£m*	*£m*
Fixed assets				
Intangible assets (note 12)	2,248	*2,350*	*18,380*	*11,283*
Tangible assets	16,173	*17,848*	*21,625*	*19,470*
Investments	1,424	*3,685*	*5,204*	*8,160*
	19,845	*23,883*	*45,209*	*38,913*
Current assets				
Stocks	129	*124*	*361*	*346*
Debtors	5,003	*5,010*	*6,260*	*6,345*
Investments	5,996	*2,557*	*2,557*	*7,095*
Cash at bank and in hand	231	*412*	*412*	*346*
	11,359	*8,103*	*9,590*	*14,132*
Creditors: amounts falling due within one year				
Loans and other borrowings	2,644	*5,485*	*12,136*	*13,357*
Other creditors	6,534	*7,007*	*8,597*	*7,988*
	9,178	*12,492*	*20,733*	*21,345*
Net current assets (liabilities)	2,181	*(4,389)*	*(11,143)*	*(7,213)*
Total assets less current liabilities	22,026	*19,494*	*34,066*	*31,700*
Creditors: amounts falling due after more than one year				
Loans and other borrowings	17,219	*18,775*	*18,775*	*13,134*
Provisions for liabilities and charges (note 14)	2,287	*2,512*	*2,738*	*3,051*
Minority interests	73	*499*	*499*	*524*
Capital and reserves (note 15)				
Called up share capital	434	*7,573*	*7,573*	*7,573*
Reserves	2,013	*(9,865)*	*4,481*	*7,418*
Total equity shareholders' funds (deficiency)	2,447	*(2,292)*	*12,054*	*14,991*
	22,026	*19,494*	*34,066*	*31,700*

NOTES

---

1 Basis of preparation

(a) Reorganisation and demerger

Following shareholders' and the Court's approvals, the legal separation of the mmO_2 business from the rest of the former British Telecommunications plc (BT plc) group was completed on November 19, 2001. mmO_2, a leading provider of mobile communications services in Europe, was listed as a separate company on the London and New York Stock Exchanges on the same day. On the demerger, BT plc shareholders were issued with one ordinary share in BT Group plc (the company) and one ordinary share in mmO_2 plc in exchange for each BT plc ordinary share. On November 21, 2001, BT Group plc underwent a capital reduction after Court approval and this resulted in a surplus of £9,537m which has been credited to the profit and loss account. For accounting and listing purposes, BT Group plc, which is focused on the provision of voice and data services in the UK and elsewhere in Europe, is the successor company to BT plc. In this document, BT refers to BT Group plc and its subsidiary undertakings.

The reorganisation has been accounted for using merger accounting principles: the financial statements are presented as if the company had been the parent company of the group throughout the year ended March 31, 2001 and up to the date of the demerger. The results of mmO_2 have been included in discontinued activities in all periods.

(b) Basis of preparation

The unaudited interim results of BT Group, which are not statutory accounts, have been prepared on the basis of the accounting policies as set out in the report and accounts of BT plc for the year ended March 31, 2001, with the exception that deferred taxation is now stated on a full liability basis in accordance with FRS 19 "Deferred tax" in place of the partial provisioning basis formerly adopted. The deferred tax liabilities are not being discounted. The comparative figures in the profit and loss account and balance sheet have been restated. Figures for the quarter and nine months ended December 31, 2000 and the year ended March 31, 2001 have been restated for the effects of FRS 19 and the earnings per share have been restated for the dilutionary effect of BT plc's rights issue which closed on June 15, 2001.

1 Basis of preparation *continued*

(c) Discontinued operations

On June 1, 2001, BT disposed of its interests in Japan Telecom and J-Phone Communications and, on June 29, 2001, its interest in Airtel. On June 25, 2001, BT sold Yell, its classified advertising directory businesses in the UK and the USA. These activities, together with mmO_2, are shown as discontinued operations in the profit and loss accounts. The eliminations are inter-company eliminations. The interest charge allocated to mmO_2 for all periods presented up to the demerger has been calculated assuming that mmO_2's net debt at the date of the demerger of £500m, had been in existence for the whole of the period, and had been bearing an interest charge of 8% per annum.

(d) Pro forma balance sheet at March 31, 2001

Balance sheet information prepared on a pro forma basis has been presented for BT at March 31, 2001 as if the demerger of mmO_2 and the sale of other discontinued businesses noted above had occurred on that date. The pro forma balance sheet does not reflect the impact of the BT plc rights issue which closed in June 2001, nor the capital reduction which occurred on November 21, 2001.

(e) Group accounts

The group accounts of BT plc for the year ended March 31, 2001, on which the auditors made an unqualified report which did not contain a statement under Section 237(2) or (3) of the Companies Act 1985, have been delivered to the Registrar of Companies.

2 Results of businesses

The tables below show the results of BT's current business organisation, which was put in place during the year ended March 31, 2001. Elements of the information are a restatement of the actual results of the group to show the businesses as if they had traded as separate units throughout the relevant comparative period. There is extensive trading between many of the business units and profitability is dependent on the transfer price levels. These intra-group trading arrangements have been subject to review and have changed in certain instances. Comparative figures have been restated for these and other changes and in certain instances have been determined using apportionments and allocations.

2 Results of businesses *continued*

(a) Operating results

	Group turnover £m	EBITDA before exceptional items (i) £m	Group operating profit (loss) before goodwill amortisation and exceptional items (i) £m	Share of associates and joint ventures total operating profit (loss) before goodwill amortisation and exceptional items £m
Third quarter ended December 31, 2001				
BT Retail	3,031	333	286	-
BT Wholesale	3,073	1,064	590	-
BT Ignite	1,116	46	(80)	(5)
BTopenworld	59	(23)	(23)	(1)
Other	103	89	(2)	2
Concert	-	-	-	(78)
Eliminations (iii)	(2,725)	-	-	-
Total continuing activities before exceptional items	4,657	1,509	771	(82)
Discontinued activities	566	58	(39)	-
Eliminations (iii)	(157)	-	-	-
Total before exceptional items	5,066	1,567	732	(82)
Exceptional items and goodwill amortisation	-	(24)	(132)	(92)
Total after exceptional items and goodwill amortisation	5,066	1,543	600	(174)

2 Results of businesses *continued*

(a) Operating results

	Group turnover £m	EBITDA before exceptional items (i) £m	Group operating profit (loss) before goodwill amortisation and exceptional items (i) £m	Share of associates and joint ventures total operating profit (loss) before goodwill amortisation and exceptional items £m
Third quarter ended December 31, 2000 (ii)				
BT Retail	3,092	296	251	-
BT Wholesale	2,976	1,110	676	-
BT Ignite	839	27	(81)	(26)
BTopenworld	38	(50)	(57)	(8)
Other	(4)	104	32	3
Concert	-	-	-	2
Eliminations (iii)	(2,567)	-	-	-
Total continuing activities before exceptional items	4,374	1,487	821	(29)
Discontinued activities	1,095	30	(48)	79
Eliminations (iii)	(216)	-	-	-
Total before exceptional items	5,253	1,517	773	50
Exceptional items and goodwill amortisation	-	241	150	(387)
Total after exceptional items and goodwill amortisation	5,253	1,758	923	(337)

2 Results of businesses *continued*

(a) Operating results

	Group turnover £m	EBITDA before exceptional items (i) £m	Group operating profit (loss) before goodwill amortisation and exceptional items (i) £m	Share of associates and joint ventures total operating profit (loss) before goodwill amortisation and exceptional items £m
9 months ended December 31, 2001				
BT Retail	9,063	1,009	871	-
BT Wholesale	9,089	3,015	1,600	-
BT Ignite	3,263	116	(245)	(32)
BTopenworld	162	(86)	(100)	(7)
Other	290	263	(5)	113
Concert	-	-	-	(199)
Eliminations (iii)	(8,155)	-	-	-
Total continuing activities before exceptional items	13,712	4,317	2,121	(125)
Discontinued activities	2,836	234	(191)	74
Eliminations (iii)	(724)	-	-	-
Total before exceptional items	15,824	4,551	1,930	(51)
Exceptional items and goodwill amortisation	-	(119)	(486)	(947)
Total after exceptional items and goodwill amortisation	15,824	4,432	1,444	(998)

2 Results of businesses *continued*

(a) Operating results

	Group turnover £m	EBITDA before exceptional items (i) £m	Group operating profit (loss) before goodwill amortisation and exceptional items (i) £m	Share of associates and joint ventures total operating profit (loss) before goodwill amortisation and exceptional items £m
9 months ended December 31, 2000 (ii)				
BT Retail	9,060	849	714	-
BT Wholesale	8,616	3,152	1,866	-
BT Ignite	2,411	10	(232)	(95)
BTopenworld	97	(129)	(142)	(53)
Other	153	414	163	(38)
Concert	-	-	-	108
Eliminations (iii)	(7,705)	-	-	-
Total continuing activities before exceptional items	12,632	4,296	2,369	(78)
Discontinued activities	2,995	367	134	232
Eliminations (iii)	(622)	-	-	-
Total before exceptional items	15,005	4,663	2,503	154
Exceptional items and goodwill amortisation	-	186	(72)	(479)
Total after exceptional items and goodwill amortisation	15,005	4,849	2,431	(325)

(i) Excludes associates and joint ventures.

(ii) The results of the lines of business for the quarter and 9 months ended December 31, 2000 have been restated.

(iii) Includes elimination of turnover between businesses which is included in total turnover of the originating business.

BT Retail analysis

	Third quarter ended December 31		9 months ended December 31	
	2001	*2000*	2001	*2000*
	£m	*£m*	£m	*£m*
Group turnover				
Fixed network calls	1,182	*1,243*	3,524	*3,738*
Exchange lines	917	*855*	2,704	*2,504*
Private services	142	*155*	427	*475*
Customer premises equipment supply	159	*153*	457	*461*
Other sales and services	258	*300*	790	*819*
Sales to other BT businesses, excluding mmO_2	373	*386*	1,161	*1,063*
Total group turnover	3,031	*3,092*	9,063	*9,060*
Payments to network operators and other cost of sales	2,172	*2,225*	6,491	*6,398*
Gross margin	859	*867*	2,572	*2,662*
Selling, general and administration costs	526	*571*	1,563	*1,813*
EBITDA	333	*296*	1,009	*849*
Depreciation	47	*45*	138	*135*
Group operating profit before goodwill amortisation and exceptional items	286	*251*	871	*714*
Operating free cash flow	287	*267*	915	*716*

BT Wholesale analysis

	Third quarter ended December 31		9 months ended December 31	
	2001	*2000*	2001	*2000*
	£m	*£m*	£m	*£m*
Group turnover				
BT Retail	1,942	*1,976*	5,857	*5,909*
Other BT lines of business	144	*130*	364	*348*
Concert global venture	133	*174*	419	*459*
UK fixed operators	526	*424*	1,502	*1,179*
UK mobile operators, including mmO_2 (a)	328	*272*	947	*721*
Total group turnover	3,073	*2,976*	9,089	*8,616*
Operating costs				
Net staff costs	168	*155*	476	*431*
Payments to network operators (b)	947	*869*	2,887	*2,521*
Payments to other BT businesses (b)	847	*772*	2,583	*2,426*
Other operating costs	109	*80*	310	*232*
Total operating costs before depreciation	2,071	*1,876*	6,256	*5,610*
Other operating income	62	*10*	182	*146*
EBITDA	1,064	*1,110*	3,015	*3,152*
Depreciation	474	*434*	1,415	*1,286*
Group operating profit before exceptional items	590	*676*	1,600	*1,866*
Operating free cash flow	611	*567*	1,678	*1,596*

(a) Revenues generated from mmO_2 are now aggregated within UK mobile operators for all periods.

(b) Payments to mmO_2 are now excluded from payments to other BT businesses and included in payments to network operators for all periods.

BT Ignite analysis

	Third quarter ended December 31 2001 £m	Third quarter ended December 31 *2000 £m*	9 months ended December 31 2001 £m	9 months ended December 31 *2000 £m*
Group turnover				
Syntegra	146	*138*	434	*387*
Ignite solutions	457	*381*	1,288	*1,093*
Application service provision	15	*14*	48	*38*
Content hosting	28	*17*	69	*40*
Media distribution	70	*65*	208	*192*
European connectivity	252	*135*	725	*309*
UK IP and other	286	*188*	794	*554*
Eliminations	(138)	*(99)*	(303)	*(202)*
Total group turnover	1,116	*839*	3,263	*2,411*
EBITDA				
Syntegra	10	*15*	15	*33*
Ignite solutions	40	*35*	111	*89*
Application service provision	(3)	*(3)*	(13)	*(31)*
Content hosting	(10)	*(7)*	(37)	*(30)*
Media distribution	11	*27*	45	*74*
European connectivity	(41)	*(24)*	(94)	*(53)*
UK IP and other	39	*(16)*	89	*(72)*
Total EBITDA	46	*27*	116	*10*
Operating profit (loss) before goodwill amortisation and exceptional items				
Syntegra	7	*11*	7	*23*
Ignite solutions	21	*14*	53	*39*
Application service provision	(5)	*(5)*	(19)	*(38)*
Content hosting	(16)	*(9)*	(50)	*(35)*
Media distribution	4	*20*	26	*57*
European connectivity	(89)	*(48)*	(220)	*(130)*
UK IP and other	(2)	*(64)*	(42)	*(148)*
Total operating loss before goodwill amortisation and exceptional items	(80)	*(81)*	(245)	*(232)*
Operating negative free cash flow	(103)	*(200)*	(279)	*(531)*

2 Results of businesses *continued*

(b) Capital expenditure on plant, equipment and property

	Third quarter ended December 31		9 months ended December 31	
	2001	*2000*	2001	*2000*
	£m	*£m*	£m	*£m*
BT Retail	46	*29*	94	*133*
BT Wholesale	453	*543*	1,337	*1,556*
BT Ignite	149	*227*	395	*541*
BTopenworld	-	-	5	*30*
Other	105	*113*	287	*311*
Total continuing activities	753	*912*	2,118	*2,571*
Discontinued activities	184	*249*	808	*635*
Total	937	*1,161*	2,926	*3,206*

(c) Net assets

	Net operating assets (liabilities) (i) £m	Associates and joint ventures £m
At December 31, 2001		
BT Retail	911	(4)
BT Wholesale	11,970	-
BT Ignite	3,714	65
BTopenworld	(43)	-
Concert	-	364
Other	264	443
Total	16,816	868
At March 31, 2001		
BT Retail	1,114	-
BT Wholesale	12,511	-
BT Ignite	3,584	178
BTopenworld	(42)	10
Concert	-	1,430
Other	1,065	2,509
Total continuing activities	18,232	4,127
Discontinued activities	19,344	29
Total	37,576	4,156

(i) Net operating assets comprise tangible and intangible fixed assets, stocks, debtors less creditors, excluding loans and other borrowings, and provisions for liabilities and charges, excluding deferred tax.

3 Other operating income

	Third quarter ended December 31		9 months ended December 31	
	2001	*2000*	2001	*2000*
	£m	*£m*	£m	*£m*
Provision of administration services to the Concert global venture	32	*42*	102	*131*
Other	59	*46*	157	*110*
Total	91	*88*	259	*241*

4 Group's share of profit (losses) of associates and joint ventures

	Third quarter ended December 31		9 months ended December 31	
	2001	*2000*	2001	*2000*
	£m	*£m*	£m	*£m*
Share of operating losses before goodwill amortisation and exceptional items	(82)	*(29)*	(125)	*(78)*
Provision for impairment of Concert joint venture tangible fixed assets on unwind	-	-	(551)	-
Share of Concert redundancy costs	(55)	-	(55)	-
Write-off of subscriber acquisition costs	-	*(96)*	-	*(96)*
Amortisation of goodwill	(11)	*(25)*	(38)	*(62)*
Goodwill impairment, net	(26)	*(200)*	(291)	*(200)*
Share of operating losses of continuing associates and joint ventures	(174)	*(350)*	(1,060)	*(436)*
Discontinued activities	-	*13*	62	*111*
Total share of operating losses of associates and joint ventures	(174)	*(337)*	(998)	*(325)*

5 Profit (loss) on sale of fixed asset investments and group undertakings

The profit in the nine months ended December 31, 2001 of £4,332m is mainly attributable to the profit of £2,361m on the sale of BT's interests in Japan Telecom and J-Phones Communications, the profit of £844m on the sale of BT's interest in Airtel, the profit of £1,137m on the sale of Yell, the group's classified advertising directory business, and £120m profit recognised on BSkyB shares that were able to be sold on receipt, obtained in exchange for the residual interest in British Interactive Broadcasting in May 2001, offset by £4m loss on the sale of BT's interest in Maxis Communications and a loss of £126m on the sale of Clear Communications. The losses were incurred in the three months to December 31, 2001.

6 Amounts written off investments

The amounts written off investments in the nine months ended December 31, 2001 of £535m are mainly attributable to AT&T Canada, £347m and Impsat, £157m.

7 Profit on sale of property fixed assets

In December 2001 as part of an overall property outsourcing transaction, the group disposed of the vast majority of its properties and leased them back on short leases. Of the profit in the three and nine months from the sale of property, £1,019m relates to this transaction.

Under the terms of the transaction, BT transferred substantially all of the group's interest in most of its freehold and long-leasehold properties and also its obligations in respect of rack rented properties for a cash consideration of £2,380 million. BT is renting the properties back from the purchaser for a 30-year term. BT has outsourced its facilities management services. The deal comprised the effective sale of freeholds (through leases of up to 999 years) of the majority of the group's UK properties and the assignment of short-leasehold property obligations. The resulting leases of the portfolio to BT Group are being accounted for as operating leases under applicable UK accounting standards.

8 Net interest payable

	Third quarter ended December 31		9 months ended December 31	
	2001	*2000*	2001	*2000*
	£m	*£m*	£m	*£m*
Group	546	*386*	1,521	*944*
Joint ventures and associates	13	*94*	90	*216*
Total interest payable	559	*480*	1,611	*1,160*
Interest receivable	(74)	*(141)*	(290)	*(268)*
Net interest payable	485	*339*	1,321	*892*
Analysed:				
Continuing activities, before exceptional items	318	*322*	1,116	*800*
Exceptional items	162	*(25)*	162	*(25)*
Discontinued activities	5	*42*	43	*117*
	485	*339*	1,321	*892*

9 Exceptional items and goodwill amortisation

	Third quarter ended December 31		9 months ended December 31	
	2001	*2000*	2001	*2000*
	£m	*£m*	£m	*£m*
Attributable to continuing activities:				
mmO_2 demerger costs	(16)	-	(98)	-
Concert unwind transaction costs	(3)	-	(3)	-
Other asset impairment	(29)	-	(36)	-
Goodwill impairment in subsidiary undertakings	-	-	(16)	-
Rates refund relating to prior periods	-	*248*	-	*193*
Share of Concert's redundancy costs	(55)	-	(55)	-
Provision for impairment of Concert joint venture tangible fixed assets on unwind	-	-	(551)	-
Goodwill impairment in associates and joint ventures, net	(26)	*(200)*	(291)	*(200)*
Write off of subscriber acquisition costs	-	*(96)*	-	*(96)*
Profit (loss) on sale of group undertakings and fixed asset investments	(165)	*500*	(36)	*564*
Amounts written off investments	-	-	(535)	-
Profit on sale of property assets	1,062	-	1,062	-
Finance cost of novating interest rate swaps	(162)	-	(162)	-
Interest receivable on rates refund	-	*25*	-	*25*
Goodwill amortisation	(41)	*(45)*	(129)	*(121)*
Net credit (charge) before tax and minority interests	565	*432*	(850)	*365*
Attributable to discontinued activities:				
Profit on sale of group undertakings and fixed asset investments	2	-	4,368	*1*
mmO_2 demerger costs	(5)	-	(11)	-
Write off of subscriber acquisition costs	-	*(43)*	-	*(43)*
Goodwill amortisation	(49)	*(101)*	(243)	*(284)*
Net credit (charge) before tax and minority interests	(52)	*(144)*	4,114	*(326)*
Total exceptional credit less goodwill amortisation	513	*288*	3,264	*39*
Taxation	48	*(38)*	50	*(35)*
Minority interests	-	-	-	*(21)*
Total favourable (adverse) impact on earnings	561	*250*	3,314	*(17)*

10 Earnings (loss) per share

The basic earnings (loss) per share are calculated by dividing the profit (loss) attributable to shareholders by the average number of shares in issue after deducting the company's shares held by employee share ownership trusts. In calculating the diluted earnings per share, share options outstanding and other potential ordinary shares have been taken into account. Comparative figures have been restated for the BT plc rights issue which closed on June 15, 2001.

The average number of shares in the periods were:

	Third quarter ended December 31		9 months ended December 31	
	2001	*2000 (restated)*	2001	*2000 (restated)*
	millions of shares		millions of shares	
Basic	8,585	*7,291*	8,213	*7,272*
Diluted	8,652	*7,379*	8,320	*7,386*

11 Reconciliation of operating profit to operating cash flow

	Third quarter ended December 31		9 months ended December 31	
	2001	*2000*	2001	*2000*
	£m	*£m*	£m	*£m*
Group operating profit	600	*923*	1,444	*2,431*
Depreciation and amortisation	943	*835*	2,988	*2,418*
Changes in working capital	172	*(656)*	(40)	*(1,008)*
Provision movements and other	(641)	*(164)*	(631)	*(140)*
Net cash inflow from operating activities	1,074	*938*	3,761	*3,701*

12 Intangible assets

	At December 31		At March 31
	2001	*2000*	*2001*
	£m	*£m*	*£m*
Goodwill	2,209	*6,809*	*8,648*
Mobile and other licences	39	*4,474*	*9,732*
	2,248	*11,283*	*18,380*

Mobile licences with a book value of £9,647m and capitalised goodwill with a book value of £6,544m were transferred to mmO_2 on the demerger on November 19, 2001.

13 Net debt

(a) Analysis

	At December 31		At March 31
	2001	*2000*	*2001*
	£m	*£m*	*£m*
Long-term loans and other borrowings falling due after more than one year	17,219	*13,134*	*18,775*
Short-term borrowings and long-term loans and other borrowings falling due within one year	2,642	*13,357*	*12,136*
Total debt	19,861	*26,491*	*30,911*
Short-term investments	(5,994)	*(7,095)*	*(2,557)*
Cash at bank	(231)	*(346)*	*(412)*
Net debt at end of period	13,636	*19,050*	*27,942*

13 Net debt *continued*

(b) Reconciliation of net cash flow to movement in net debt

	Third quarter ended December 31		9 months ended December 31	
	2001	*2000*	2001	*2000*
	£m	*£m*	£m	*£m*
Net debt at beginning of period	16,529	*18,739*	27,942	*8,700*
Increase (decrease) in net debt resulting from cash flows	(2,842)	*324*	(13,983)	*10,264*
Net debt assumed or issued on acquisitions	-	-	-	*46*
Debt assumed by demerger and disposal undertakings	(60)	-	(75)	-
Currency and other movements	10	*51*	37	*21*
Other non-cash movements	(1)	*(64)*	(285)	*19*
Net debt at end of period	13,636	*19,050*	13,636	*19,050*

On the demerger, mmO_2 had net debt of approximately £500m of which BT Group was owed approximately £440m in addition to ordinary trading account balances. mmO_2 repaid this loan to BT Group on November 19, 2001.

14 Provisions for liabilities and charges

	At December 31		At March 31
	2001	*2000 (restated)*	*2001 (restated)*
	£m	*£m*	*£m*
Deferred taxation (a)	2,084	*2,466*	*2,285*
Pension provisions (b)	26	*494*	*335*
Other provisions (c)	177	*91*	*118*
	2,287	*3,051*	*2,738*

(a) Following the adoption of FRS 19 on April 1, 2001, the deferred tax provision has been restated to a full liability provision method and has increased on restatement by £2,015m at March 31, 2001 and by £2,000m at December 31, 2000.

(b) Contributions of £600m were paid in the three months ended December 31, 2001 in respect of redundancies in the calendar year 2000 and the funding deficit disclosed at December 31,1999. Consequently the pension provision relating to the BT Pension Scheme of £320m at March 31, 2001 has moved into a prepayment of £228m at December 31, 2001 and is included in debtors.

(c) Other provisions at December 31, 2001 include £82m relating to obligations arising from the property transaction described in note 7.

15 Share capital and reserves

	Share capital £m	Reserves £m	Total £m
Balances in BT plc group at April 1, 2001, as reported	1,646	12,423	14,069
Adjustment for restatement of deferred tax provision	-	(2,015)	(2,015)
Merger accounting adjustments to reflect new parent company (a):			
Eliminate BT capital	(1,646)	(2,942)	(4,588)
BT shares shown at BT Group nominal value	7,573	(2,985)	4,588
Balances in BT plc group at April 1, 2001, as restated	7,573	4,481	12,054
BT rights issue (b)	2,272	3,604	5,876
BT shares issued to special purpose trust (c)	65	108	173
Other allotments of ordinary shares prior to demerger	61	160	221
Distribution relating to demerger of mmO_2 (d)	-	(19,436)	(19,436)
Capital reduction on November 21, 2001 – transfer from share capital to distributable reseves (e)	(9,537)	9,537	-
Goodwill written back on disposals	-	68	68
Profit for the nine month period to December 31, 2001	-	3,591	3,591
Currency movements (f)	-	(33)	(33)
Movement relating to BT Group's employee share ownership trust	-	(70)	(70)
Other movements	-	3	3
Balances in BT Group at December 31, 2001	434	2,013	2,447

(a) On November 19, 2001, BT Group plc became the parent company of the group. The transaction is being accounted for using the principles of merger accounting, which require the opening capital balances to be restated to the new parent company basis. The initial nominal value of the company's shares was 115p per share, issued with no premium.

(b) BT's rights issue closed on June 15, 2001 while BT plc was the parent company of the group. A total of 1,976 million ordinary shares of 25p were issued at 300p per share in a 3 for 10 rights issue. Of the total of £5,876m raised, net of £52m expenses, £494m was credited to share capital and £5,382m to the share premium account of BT plc. Following the introduction of BT Group plc as the parent company of the group, the increase in share capital has been restated to reflect the initial nominal value of BT Group plc shares and the balance credited to other reserves.

15 Share capital and reserves *continued*

(c) In connection with outstanding employee share options at the date of the demerger, 57 million BT plc shares were issued on November 14, 2001 to a special purpose trust established for this purpose for £173m, of which £159m was credited to the share premium account of BT plc. Following the introduction of BT Group plc as the parent company of the group, the increase in share capital has been restated to reflect the initial nominal value of BT Group plc shares and the balance credited to other reserves. The shares, which were subsequently exchanged for 57 million shares in BT Group and mmO_2, are being held in an employee share trust and have been or will be used in connection with the exercise of options by BT Group and mmO_2 employees before May 15, 2002.

(d) The demerger distribution represents the consolidated net assets, including goodwill, of mmO_2 at the date of the demerger. Of the £19,436m, £9m represents a cash dividend paid by BT plc to mmO_2 plc as part of the demerger process.

(e) On November 21, 2001 after approval by the Court, the nominal value of BT Group shares was reduced from 115p per share to 5p per share by way of a reduction of capital under Section 135 of the Companies Act 1985. The surplus of £9,537m arising from this reduction has been credited to profit and loss reserves. The amount represents a distributable profit of BT Group plc.

(f) Net of £37m movement on the retranslation of foreign borrowings and other hedging instruments in the nine months to December 31, 2001.

16 Digifone

Under an agreement made in January 2000, on April 18, 2001 BT completed the acquisition of the 49.5 per cent minority interest in Digifone, Ireland's third mobile operator, for approximately £869m including acquisition expenses.

17 Earnings before interest, taxation, depreciation and amortisation (EBITDA)

	Third quarter ended December 31		9 months ended December 31	
	2001	*2000*	2001	*2000*
	£m	*£m*	£m	*£m*
Group operating profit	600	*923*	1,444	*2,431*
Depreciation	859	*740*	2,638	*2,152*
Amortisation	84	*95*	350	*266*
EBITDA	1,543	*1,758*	4,432	*4,849*
Exceptional items excluding depreciation and amortisation	24	*(241)*	119	*(186)*
EBITDA before exceptional items	1,567	*1,517*	4,551	*4,663*
Analysed:				
Continuing activities	1,509	*1,487*	4,317	*4,296*
Discontinued activities	58	*30*	234	*367*
Total before exceptional items	1,567	*1,517*	4,551	*4,663*

18 Results of associates and joint ventures

Group's share	Turnover £m	EBITDA before exceptional items £m	Total operating profit (loss) before goodwill amortisation and exceptional items £m
Third quarter ended December 31, 2001			
Concert global venture	466	(43)	(78)
Cegetel	276	50	13
Other continuing	187	10	(17)
Discontinued investments	24	1	-
Total	953	18	(82)
Third quarter ended December 31, 2000			
Concert global venture	541	50	2
Cegetel	276	46	22
Other continuing	299	6	(53)
Discontinued investments	1,326	257	79
Total	2,442	359	50
9 months ended December 31, 2001			
Concert global venture	1,645	(67)	(199)
Cegetel	795	205	108
Other continuing	677	61	(34)
Discontinued investments	715	155	74
Total	3,832	354	(51)
9 months ended December 31, 2000			
Concert global venture	1,971	218	108
Cegetel	682	119	46
Other continuing	857	(103)	(232)
Discontinued investments	3,915	711	232
Total	7,425	945	154

19 United States Generally Accepted Accounting Principles

The results set out above have been prepared in accordance with accounting principles generally accepted in the United Kingdom. The table below sets out the results calculated in accordance with United States Generally Accepted Accounting Principles.

	Third quarter ended December 31		9 months ended December 31	
	2001	*2000*	2001	*2000*
	£m	*£m*	£m	*£m*
Net income (loss) attributable to shareholders	(563)	186	2,142	356
Earnings (loss) per ADS (£)	(0.66)	0.26	2.61	0.49

Each American Depositary Share (ADS) represents 10 ordinary shares of BT Group plc.

Shareholders' equity, calculated in accordance with United States Generally Accepted Accounting Principles, is £1,630m in deficit at December 31, 2001 (December 31, 2000 - £13,082m surplus, March 31, 2001 - £10,231m surplus).

Under UK GAAP, the terms of the new leases require BT to account for them as operating leases and, in future, rents will be charged against the group's results as they are incurred. In contrast, US GAAP requires the leases to be treated as a financing transaction with book values of the properties continuing to be depreciated, part of the rental payments to be recognised as interest and the outstanding minimum lease payments to be recognised as borrowings.

Non-financial statistics

As at December 31, 2001 and 2000, unless otherwise stated

	December 31, 2001	December 31, 2000
BT Group		
Exchange lines:		
Business, including wholesale (000s)	9,031	8,867
Residential, including service providers (000s)	20,063	20,010
BT Wholesale		
Optical fibre in network (km millions)	5.7	5.0
SDH nodes	2,123	1,980
Next generation trunk switches	70	49
ADSL enabled exchanges	1,010	681
ADSL lines provided (000s)	127.0	27.3
BT Ignite		
Inter-city fibre network (kms) (a)	55,000	50,000
City fibre networks	12	9
Web hosting centres	21	21
Web hosting centres – gross square feet space	400,000	n/a
Dial access ports	630,000	450,000

(a) Of which over 42,000 route kilometres are through our wholly owned businesses in Europe.

BTopenworld		
Fixed ISP UK customers:		
Pay As You Go (000s)	610	501
ISP Customers (unmetered) (000s)	946	522
ADSL customers (000s)	84	12
Total customer base (000s)	1,640	1,035

n/a = not available

Forward-looking statements - caution advised

Certain statements in this results release are forward-looking and are made in reliance on the safe harbour provisions of the US Private Securities Litigation Reform Act of 1995. These statements include, without limitation, those concerning: expectations regarding turnover, costs, growth and the communications industry; the possible or assumed future results of operations of BT and/or its lines of business, associates and joint ventures; the impact on BT of the unwind of Concert, the global venture with AT&T; expectations regarding capital expenditure, investment plans and cost reductions; expectations regarding the level of BT's borrowings and the unwind of Concert and the exit from AT&T Canada.

Although BT Group believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that these expectations will prove to have been correct. Because these statements involve risks and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements.

Factors that could cause differences between actual results and those implied by the forward-looking statements include, but are not limited to: material adverse changes in economic conditions in the markets served by BT Group and its lines of business; future regulatory actions and conditions in BT Group's operating areas, including competition from others in the UK and other international communications markets; technological innovations, including the cost of developing new products and the need to increase expenditure improving the quality of service; prolonged adverse weather conditions resulting in a material increase in overtime, staff or other costs; developments in the convergence of technologies; the timing of entry and profitability of BT Group and its businesses in certain national and international markets; fluctuations in foreign currency exchange rates and interest rates; general financial market conditions; the unwind of Concert and the exit from AT&T Canada.

Inquiries about this news release should be made to the BT Group Newsroom on its 24 hour number: 020 7356 5369. From outside the UK dial +44 20 7356 5369. All news releases can be accessed at our web site: www.btplc.com/mediacentre